Exhibit 77 N


Special Money Market Fund, Inc.
File number 811-5951


Actions required to be reported pursuant to Rule 2a-7

     On September 28, 2000, Moody's
downgraded Invensys' long term ratings to A3
(from A2) and short term ratings were
downgraded to P-2 (from P-1). The rating action was due primarily to a further delay in the company's return to more conservative debt protection measures, which could possibly aggravate existing challenges of turning around the Baan software company.